Bio-Solutions Employment Contract

Employment contract between Bio-Solutions Corp (company) and Bill Gallagher, CEO (employee).

The company agrees to hire and employee and Employee agrees to be so employed as CEO on the following terms:

10,000 per month in Bio-Solutions Corp company common shares beginning July 1, 2012 to December 31, 2013 or 15,000,000 common shares in advance.

Employee agrees to faithfully perform the duties assigned to him to the best of his ability. In consideration of such services, Company agrees to pay Employee compensation at **the rate of .015 per share** and reasonable and necessary traveling expenses.

This contract should be effective July 1, 2012, until it is terminated by either party on 180 days written notice to the other party.

IN WITNESS WHEREOF, the parties have agree and executed this agreement

Bio-Solutions Corp

Bill Gallagher CEO

Bill Gallagher, CEO